Mail Stop 6010


      July 25, 2005


Mr. Stephen H. Cheney
Chief Executive Officer
Thomasville Bancshares, Inc.
301 North Broad Street
Thomasville, Georgia  31792

	Re:	Thomasville Bancshares, Inc.
		Form 10-KSB for the Year Ended December 31, 2004
		Form 10-QSB for the Quarter Ended March 31, 2005
      File No.  000-25929

Dear Mr. Cheney:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K For the Year Ended December 31, 2004

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 6

Note 2.  Summary of Significant Accounting Policies, page 6

-Loans, Interest, and Fee Income on Loans, page 8

1. We note your disclosure that loan commitment fees for periods greater than one year are deferred and amortized into income on a straight-line basis over the commitment period. Tell us how your policy to defer and amortize loan commitment fees greater than one year into income on a straight-line basis is in compliance with GAAP.
Also,   tell us and expand your policy note to disclose how you
account for loan commitment fees for periods less than one year. Refer to the guidance provided in paragraphs 8-10 of SFAS 91. -Trust and Money Management Assets and Income, page 9

2. You disclose that income earned from fees charged against trust assets, including money management services, are recognized in your
consolidated income statements.   In future filings please expand
your revenue recognition policy note to clarify at what point fees from investment management services are considered earned.

-Goodwill and Other Intangibles, page 11

3. We note from your "other segment" disclosure on page 33 and
2003
Form 10-K that you recognized net losses of $177,572 and $125,861 for the year ended December 31, 2004 and 2003, respectively. It appears that your money management operations generated net losses of $604,551 and $543,712 in 2004 and 2003, respectively. Provide us with a discussion of the facts and circumstances leading to the goodwill impairment charge. Explain to us why you believe that an additional impairment is not necessary.

-Recent Accounting Pronouncements, page 12

4. We note from your disclosure on page 11 that you have loans that
are held-for-sale.   Revise in future filings to disclose your
accounting policy for loans held-for-sale and the amount of loans held-for-sale for each balance sheet presented, if material.


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639 or me at (202) 551-3327 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin
James,
Senior Assistant Chief Accountant, at (202) 551-3671.


      							Sincerely,



								Michele Gohlke
								Branch Chief

??

??

??

??

Mr. Stephen H. Cheney
Thomasville Bancshares, Inc.
July 25, 2005
Page 1